EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

October 12, 2012	Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

GRANT OF STOCK OPTIONS

Coral Gold Resources Ltd. (“Coral”) wishes to announce that it has granted incentive stock options for the purchase of up to 710,000 shares at a price of $0.30 per share exercisable on or before October 12, 2017 to directors, officers, consultants, and employees of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.